

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 5, 2019

Christine Silverstein
Chief Financial Officer
Abeona Therapeutics Inc
1330 Avenue of the Americas, 33rd Floor
New York, NY 10019

> **Re: Abeona Therapeutics Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2018**
> **Filed March 18, 2019**
> **File No. 001-15771**

Dear Ms. Silverstein:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2018

Management's Discussion and Analysis of Financial Condition and Results of Operations
Contractual Obligations, page 61

1. You disclose that REGENXBIO is eligible to receive low double-digit royalties on net sales of products incorporating the licensed intellectual property. Please revise your future filings to disclose the royalty rate or a range that does not exceed a 10 point range.

Exhibits

2. Article XII of your Amended and Restated Bylaws filed as Exhibit 3.2 appears to contain a fee-shifting provision. Please revise your future filings to disclose this provision in your Risk Factors section and where applicable, including the types of actions subject to fee shifting, whether the company intends to apply the provision to claims under federal securities laws, the ability of the shareholders to bring suit for claims arising under state law, and who is subject to the provision and who would be allowed to recover (e.g.,

company, directors, officers, affiliates). In addition, disclose the level of recovery required by the plaintiff to avoid payment and if you intend to interpret/apply such language as broadly as possible. In this regard, when describing a Claiming party's obligation to pay if it "does not obtain a judgment on the merits that substantially achieves, in substance and amount, the full remedy sought by such Claiming Party" please describe what would constitute such a judgment. Please also describe the effect of the provision, such as possibly discouraging shareholder lawsuits that might otherwise benefit the company and its shareholders. Finally, please discuss the validity of the provisions in Article XII of your Bylaws in light of Section 109(b) of the Delaware General Corporation Law.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Mary Mast at (202) 551-3613 or Angela Connell at (202) 551-3426 with any questions.

Sincerely,

Division of Corporation Finance
Office of Healthcare & Insurance